UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NorthStar Realty Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

66704R100

 (CUSIP Number)

December 31, 2006

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66704R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NorthStar Capital Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David T. Hamamoto

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 1,250,691

		6.	Shared Voting Power 438,222

		7.	Sole Dispositive Power 1,250,691

		8.	Shared Dispositive Power 438,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,913

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.75%

12.	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer The name of the issuer is NorthStar Realty Finance Corp. (the “Company”).
	(b)	Address of Issuer's Principal Executive Offices The Company’s principal executive office is located at 527 Madison Avenue, 16th Floor, New York, NY 10022.

Item 2.
(a)
This statement on Schedule 13G (the “Statement”) is being filed by NorthStar Capital Investment Corp., a Maryland corporation (“NorthStar Capital”), and David T. Hamamoto. NorthStar Capital and Mr. Hamamoto are hereinafter sometimes referred to as the “Reporting Persons.”

	(b)	The address of the business office of each of the Reporting Persons is 527 Madison Avenue, 16th Floor, New York, NY 10022.

	(c)	NorthStar Capital is organized under the laws of the State of Maryland. Mr. Hamamoto is a citizen of the United States of America.

	(d)	Common Stock, par value $0.01 per share (the “Common Stock”).

	(e)	The CUSIP number for the Common Stock is 66704R100.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

Of the 1,688,913 shares of Common Stock beneficially owned by Mr. Hamamoto, (i) 307,567 are owned directly by Mr. Hamamoto, (ii) 376,222 are owned by two trusts for the benefit of Mr. Hamamoto’s two minor children, (iii) 62,000 are owned by DTH Investment Holdings LLC, of which Mr. Hamamoto is the managing member, for the benefit of Mr. Hamamoto, his wife and a grantor trust for the benefit of Mr. Hamamoto’s two minor children, (iv) 227,964 represent common units of limited partnership interests (“OP Units”) in the Company’s operating partnership, NorthStar Realty Finance Limited Partnership, which are structured as profits interests (“LTIP Units”) and were granted as long-term incentive compensation under the Company's 2004 Omnibus Stock Incentive Plan to NRF Employee, LLC, and (v) 715,160 represent LTIP Units granted to Mr. Hamamoto. Conditioned upon minimum allocations to the capital accounts of the LTIP Units for federal income tax purposes, each LTIP Unit may be converted, at the election of the holder, into one (1) OP Unit. Mr. Hamamoto has a membership interest in NRF Employee, LLC (the "Hamamoto LLC Interest") which currently entitles him to the beneficial ownership of 227,964 of the LTIP Units currently held by NRF Employee LLC. The Hamamoto LLC Interest and the other LTIP Units granted to Mr. Hamamoto vest quarterly over a three year period beginning on the date of grant. Once a portion of the Hamamoto LLC Interest is vested, Mr. Hamamoto may redeem such vested portion for an equal number of the LTIP Units currently held by NRF Employee, LLC and, since LTIP Units may be converted into OP Units which are redeemable for cash or, at the Company’s election, shares of Common Stock, he is deemed to beneficially own an equal number of shares of Common Stock. For purposes of this Statement, Mr. Hamamoto is voluntarily reporting beneficial ownership of LTIP Units which are not convertible into OP Units within 60 days of the date hereof.

The 1,688,913 shares of Common Stock reported to be beneficially owned by Mr. Hamamoto represent 2.75% of the Company’s issued and outstanding Common Stock as of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 13, 2007

NorthStar Capital Investment Corp.

By:	/s/ Richard J. McCready
Richard J. McCready President

/s/ David T. Hamamoto David T. Hamamoto